                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                         Commission File Number: 0-28466


                           HURRICANE HYDROCARBONS LTD.
             (Exact name of registrant as specified in its charter)


          Suite 1460, Sun Lite Plaza, North Tower, 140-4th Avenue S.W.,
                            Calgary, Alberta T2P 3N3
                            ------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F          Form 40-F   X
                                     ----                ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                      Yes                                No   X
                         -----                              -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                               EXPLANATORY NOTE

         In reviewing its recent filings, Hurricane Hydrocarbons Ltd. (the "Company") became aware that the copy of its Management Proxy Circular dated March 1, 2002 (the "Proxy"), which was prepared in connection with the Comapany's annual and special meeting of shareholders held on May 8, 2002, and was furnished on paper to the Securities and Exchange Commission (the "Commission") on April 19, 2002 under cover of a Report of Foreign Private Issuer on Form 6-K, had not been reflected as having been filed with the Commission on the Commission's database.

         The Company is therefore re-furnishing the Proxy under this Report of Foreign Private Issuer on Form 6-K, dated the date hereof.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            HURRICANE HYDROCARBONS LTD.
                                            (Registrant)



Date:  November 27, 2002                 By:    /s/   Ihor P. Wasylkiw
                                             ---------------------------------
                                             Ihor P. Wasylkiw
                                             Vice President - Investor Relations

                          HURRICANE HYDROCARBONS LTD.

                     NOTICE OF ANNUAL AND SPECIAL MEETING OF
                     SHAREHOLDERS TO BE HELD ON MAY 8, 2002


         NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Class A common shareholders of Hurricane Hydrocarbons Ltd. ("Hurricane" or the "Corporation") will be held at The Albany Club of Toronto, 91 King Street East, Toronto, Ontario, on Wednesday, May 8, 2002, at 11:00 a.m., Toronto time, for the following purposes, namely:

         (a) to receive and consider the consolidated financial statements of the Corporation for the year ended December 31, 2001, together with the report of the auditors thereon;

         (b)  to elect directors for the ensuing year;

         (c) to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

         (d) to consider, and if thought advisable, to pass a resolution, with or without variation, approving an amendment to the Corporation's incentive stock option plan (the "Stock Option Plan") increasing the maximum number of Class A common shares reserved for issuance upon the exercise of options granted thereunder by 3,240,000; and

         (e) to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

         Only holders ("Shareholders") of record at the close of business on April 3, 2002 (the "Record Date") of Class A common shares (the "Common Shares") are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers its Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing ownership of such shares, requests, not later than ten days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

         Shareholders may vote in person at the Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

         SHAREHOLDERS UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT TO THE CORPORATION'S AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 600, 530 - 8TH AVENUE, S.W., CALGARY, ALBERTA, T2P 3S8 ON OR BEFORE 4:00 P.M., CALGARY TIME, ON MAY 7, 2002 IN THE ENCLOSED ENVELOPE PROVIDED FOR THAT PURPOSE.

         A management proxy circular relating to the business to be conducted at the Meeting and an Annual Report containing the audited financial statements of the Corporation for the fiscal year ended December 31, 2001 accompany this Notice.

                  BY ORDER OF THE BOARD OF DIRECTORS
                  (signed) Anthony Peart


March 1, 2002     Senior Vice-President, General Counsel and Corporate Secretary

                          HURRICANE HYDROCARBONS LTD.

                            MANAGEMENT PROXY CIRCULAR

                       FOR THE ANNUAL AND SPECIAL MEETING
                         OF THE SHAREHOLDERS TO BE HELD
                                 ON MAY 8, 2002

         THIS MANAGEMENT PROXY CIRCULAR (the "Circular") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF HURRICANE HYDROCARBONS LTD. ("Hurricane" or the "Corporation") for use at the Annual and Special Meeting of the Class A common shareholders of the Corporation to be held at The Albany Club of Toronto, 91 King Street East, Toronto, Ontario, on Wednesday, May 8, 2002, at 11:00 a.m., Toronto time, and any adjournment or adjournments thereof (the "Meeting") for the purposes set forth in the accompanying Notice of Meeting.

                             SOLICITATION OF PROXIES

         Solicitation of proxies by management will be primarily by mail, but may also be in person or by telephone. The cost of solicitation will be borne by the Corporation.

                             RECORD DATE AND QUORUM

         Only holders (the "Shareholders") of Class A common shares (the "Common Shares") of record on April 1, 2002 are entitled to notice of and to attend and vote at the Meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers its Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing ownership of such shares, requests, not later than ten days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting. The presence, in person or by proxy, of holders of at least 5% of the total number of issued and outstanding Common Shares is necessary for a quorum of Shareholders at the Meeting.

                     APPOINTMENT AND RE VOCATION OF PROXIES

         The persons named in the enclosed form of proxy hold the offices of Senior Vice-President and Chief Financial Officer and of Senior Vice-President, General Counsel and Corporate Secretary of the Corporation. A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY. In order to be effective, unless otherwise extended by the Corporation, the proxy must be mailed so as to be deposited at the office of the Corporation's agent, Computershare Trust Company of Canada ("Computershare"), 600, 530 - 8 Avenue, S.W., Calgary, Alberta, T2P 3S8, not later than 4:00 p.m., Calgary time, on May 7, 2002. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution. The instrument appointing a proxy shall be in writing under the hand of the Shareholder or his or her attorney, or, if such Shareholder is a corporation, under its corporate seal, and executed by a duly authorized director, officer or attorney.

         A Shareholder who has submitted a proxy may revoke it by an instrument in writing executed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a duly authorized director, officer or attorney thereof and deposited either with Computershare or the Corporation at its offices as aforesaid at any time prior to 4:00 p.m., Calgary time, on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

                        EXERCISE OF DISCRETION BY PROXIES

         All Common Shares represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Common Shares represented by the proxy will be voted in accordance with such specification. IN THE ABSENCE OF SUCH SPECIFICATION, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS SET FORTH HEREIN. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of the Circular, management of the Corporation knows of no such amendment, variation or other matter.

                   ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

         THIS INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO SHAREHOLDERS WHO DO NOT HOLD THEIR COMMON SHARES IN THEIR OWN NAME. Shareholders who do not hold their shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co., which company acts as a nominee for many US brokerage firms. Common Shares held by brokers or their nominees can be only voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the shares registered in the name of CDS & Co. or CEDE & Co. or of other brokers/agents are held.

         Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its brokers is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

         PLEASE NOTE THAT BENEFICIAL SHAREHOLDERS WHO RECEIVE THEIR MEETING MATERIALS VIA IICC OR ADP PROXY SERVICES ("ADP") MUST RETURN THE PROXY FORMS, ONCE VOTED, TO IICC OR ADP FOR THE PROXY TO BE VALID .

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         The Corporation is authorized to issue an unlimited number of Common Shares and Class B Redeemable Preferred Shares. As of February 28, 2002 there were 80,841,867 Common Shares issued and outstanding. No Class B Redeemable Preferred Shares have been issued. The holders of Common Shares are entitled to one vote for each share held.

         Any Shareholder who either personally attends the Meeting or who properly completes and delivers a proxy will be entitled to vote or have his or her shares voted at the Meeting. However, a person appointed under the form of proxy will be entitled to vote the shares represented by that form only if it is effectively delivered in the manner set out under the heading "Appointment and Revocation of Proxies." To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10 percent of the votes attached to all of the issued and outstanding Common Shares of the Corporation, other than:

PRINCIPAL SHAREHOLDERS                                                     NUMBER OF          PERCENTAGE OF
AND MUNICIPALITY OF             DESIGNATION OF                             COMMON             COMMON SHARES
RESIDENCE                       CLASS             NATURE OF OWNERSHIP      SHARES OWNED       OUTSTANDING
-----------------------         --------------    -------------------      ------------       -------------

Central Asian Industrial        Common Shares     beneficial ownership     23,886,117 (1)     29.54%
Holdings N.V                                      and/or control or
Curacao, The Netherlands                          direction
Antilles


Note:

    (1) Pursuant to a shareholders agreement between the Corporation and Central Asian Industrial Holdings N.V., ("CAIH"), CAIH is required to vote, or cause to be voted, the Common Shares in respect of the nominees of management of the Corporation (the "Management Nominees") for election as directors, other than designees of CAIH, as follows:

         (a) with respect to that number of the Common Shares which equals 20% of the total issued and outstanding Common Shares, CAIH may vote or cause such Common Shares to be voted in its sole and unfettered discretion; and

         (b) with respect to the balance of the Common Shares, CAIH shall vote or withhold from voting, or cause to be voted or withheld from voting, such Common Shares in the same proportion as the Shareholders, including CAIH and its affiliates as a group, have voted or withheld from voting with respect to the election of the Management Nominees.

         The information contained in the above table is based partly on information publicly filed with the Alberta Securities Commission and partly on information received by the Corporation from Central Asian Industrial Holdings N.V.

                     MATTERS TO BE ACTED UPON AT THE MEETING

1.       CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS' REPORT

         Pursuant to the provisions of the BUSINESS CORPORATIONS ACT (Alberta) and the Corporation's by-laws, the directors of the Corporation will submit to the Shareholders at the Meeting, the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2001 and the auditors' report thereon. During 2000, Hurricane transferred its consolidated financial reporting function to Kazakhstan. As a result, the primary audit relationship for the auditor of the Corporation has been transferred to the auditors' Almaty Kazakhstan office. Therefore, Deloitte & Touche, Almaty, Kazakhstan has issued the auditors' report.

NO VOTE BY THE SHAREHOLDERS WITH RESPECT TO THIS MATTER IS REQUIRED.

2.      ELECTION OF DIRECTORS

        Action is to be taken at the Meeting with respect to the election of directors. The board of directors of the Corporation (the "Board of Directors") presently consists of seven members. It is proposed that at the Meeting, the undermentioned persons will be nominated by management of the Corporation for election as directors of the Corporation. Each director elected will hold office until the next annual meeting of Shareholders, or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the Corporation's bylaws.

        The following information relating to the nominees as directors is based on information received by the Corporation from the nominees and sets forth the name and address of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Corporation held by him, the year in which he was first elected a director and the number of securities of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him as of February 28, 2002.



NAME AND ADDRESS OF            POSITION                                                           NUMBER OF
NOMINEE                        PRESENTLY HELD     PRINCIPAL OCCUPATION          DIRECTOR SINCE    SECURITIES(6)
----------------------------------------------------------------------------------------------------------------

Bernard F. Isautier            Chairman of the    Chairman of the Board,          1996            7,701,440
London, England                Board, President,  President, Chief Executive
                               Chief Executive    Officer and Director of the
                               Officer and        Corporation
                               Director
----------------------------------------------------------------------------------------------------------------
Hon. Robert P. Kaplan (1)      Director           International business          1995              472,310
Toronto, Ontario                                  consultant
----------------------------------------------------------------------------------------------------------------
Louis W. MacEachern(2)(3)      Director           President, Fortune Industries   1989              364,000
Calgary, Alberta                                  Ltd., a business management
                                                  consulting company
----------------------------------------------------------------------------------------------------------------
James B.C. Doak(1)(2)(3)       Director           President and Managing          2000              136,000
Toronto, Ontario                                  Partner, Enterprise Capital
                                                  Management Inc., a
                                                  Canadian private hedge fund.
----------------------------------------------------------------------------------------------------------------
Askar Alshinbaev(1)(2)(5)      Director           Managing Director of OJSC       2000              136,000
Almaty, Kazakhstan                                Kazkommertsbank, a Kazakh
                                                  private bank
----------------------------------------------------------------------------------------------------------------
Nurzhan S.                     Director           Chairman of the Board of        2000              136,000
Subkhanberdin(2)(5)                               OJSC Kazkommertsbank, a
Almaty, Kazakhstan                                Kazakh private bank
----------------------------------------------------------------------------------------------------------------
Jacques Lefevre(1)             Director           Vice-Chairman of Lafarge        2001              136,000
Paris, France                                     S.A.
----------------------------------------------------------------------------------------------------------------


Notes:

     (1)  Member of the Corporation's Audit Committee.

     (2)  Member of the Corporation's Compensation Committee.

     (3)  Member of the Corporation's Corporate Governance Committee.

     (4)  Hurricane does not have an executive committee.

     (5) On March 31, 2000, the Corporation acquired all of the shares of OJSC Shymkentnefteorgsyntez ("ShNOS") held by Central Asian Industrial Investments N.V. (now Central Asian Industrial Holdings N.V.) ("CAIH"). See "Voting Shares and Principal Holders Thereof". At the time of that acquisition, an agreement was entered into between the Corporation and CAIH (the "Shareholders' Agreement") whereunder the Corporation agreed that it would nominate for election to the Board of Directors during the term of the Shareholders' Agreement that number of persons designated by CAIH equal to the product of (i) the total number of directors constituting the Board of Directors at that time multiplied by (ii) the percentage that the aggregate number of Common Shares owned at that time by CAIH bears to the total number of Common Shares then outstanding. CAIH is entitled to designate two persons for nomination for election to the Board of Directors at the Meeting. CAIH has designated Askar Alshinbaev and Nurzhan S. Subkhanberdin as its nominees for election to the Board of Directors at the Meeting.

     (6) The number of securities held by each director includes common shares and options to acquire common shares. Each of Messrs. Isautier, Kaplan and MacEachern owns beneficially, directly or indirectly, 4,385,440, 155,230 and 306,000 common shares, respectively.

          IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE ELECTION TO THE BOARD OF DIRECTORS OF THE PERSONS REFERRED TO ABOVE UNLESS OTHERWISE DIRECTED. EXCEPT AS REFERRED TO ABOVE, MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR

ELECTION OR IS UNABLE TO SERVE AS SUCH, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION.

3.       APPOINTMENT OF AUDITOR

         The management designees, if named as proxy, intend to vote for the appointment of Deloitte & Touche, Almaty, Kazakhstan, as the auditor of the Corporation, to hold office until the next annual meeting of the Shareholders, at a remuneration to be fixed by the Board of Directors. The international audit firm Deloitte Touche Tohmatsu has been the auditor of the Corporation since 1997.

     The Corporation is required to have an audit committee. The Audit Committee consists of Messrs. Kaplan, Doak and Alshinbaev.

4.       AMENDMENT TO STOCK OPTION PLAN

         The Corporation maintains an incentive stock option plan entitled the "Incentive Stock Option Plan" (the "Stock Option Plan") pursuant to which directors, officers and key employees of and consultants to the Corporation may be granted options to purchase Common Shares. The Stock Option Plan was adopted by shareholders of the Corporation in November, 1996 and was subsequently amended in August, 1997 and March, 2000 to increase the number of Common Shares reserved for issuance upon the exercise of options granted thereunder. Currently, the maximum number of Common Shares that may be reserved for issuance upon the exercise of options granted under the Stock Option Plan is 8,776,500.

         As at February 28, 2002, 3,940,450 options for Common Shares have been exercised under the Stock Option Plan, leaving a remaining number of Common Shares reserved for issuance under the Stock Option Plan of 4,836,050. The Corporation has issued options to acquire 4,831,993 Common Shares and, therefore, the Corporation only has 4,057 Common Shares available for future grants under the Stock Option Plan. In order to provide for the grants of stock options as incentives to persons eligible under the Stock Option Plan, an increase of 3,240,000 Common Shares to the maximum number of stock options presently available under the Stock Option Plan is required. If shareholders approve the increase, the number of Common Shares reserved for issuance under the Stock Option Plan will be 8,076,050 Common Shares, which constitutes 9.9% of the issued and outstanding Common Shares of the Corporation.


                                                                               MAXIMUM
                                                                              NUMBER OF
                                                                            STOCK OPTIONS
                                                                            -------------

Common Shares reserved on February 28, 2002                                   4,836,050
Increase requested                                                            3,240,000
                                                                              ---------
Total Common Shares reserved for issuance                                     8,076,050
                                                                              ---------
Percent of Common Shares outstanding                                               9.9%
                                                                              ---------
                                                                              ---------


         The Shareholders of the Corporation are being asked to approve the aforementioned increase in the maximum number of Common Shares that may be reserved for issuance upon the exercise of options granted under the Stock Option Plan. The purpose of the amendment is to ensure that sufficient options are available to be granted to facilitate recruiting and retaining a highly qualified senior management and other key employees.

         The Toronto Stock Exchange (the "TSE") requires that, in order to become effective, the amendment to the Stock Option Plan to provide for an increase in the number of Common Shares reserved for issuance thereunder must be approved by a majority of the votes cast at the Meeting.

         The text of the resolution approving an increase in the number of Common Shares issuable under the Stock Option Plan follows.

                        "APPROVAL OF AMENDMENT TO STOCK OPTION PLAN

         BE IT RESOLVED THAT:

         1. the amendment to the terms of the Corporation's Incentive Stock Option Plan to increase the maximum number of Class A common shares ("Common Shares") reserved for issuance upon the exercise of options granted thereunder by 3,240,000 Common Shares, be and the same is hereby approved; and

         2. any director or officer of the Corporation is hereby authorized and directed, for and in the name of and behalf of the Corporation, to do all such acts and things and to execute, whether under corporate seal or otherwise, and deliver all such documents and instruments, as he may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution."

         THE DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE RESOLUTION APPROVING THE INCREASE IN THE NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE UPON THE EXERCISE OF OPTIONS GRANTED UNDER THE STOCK OPTION PLAN. IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE AMENDMENT TO THE STOCK OPTION PLAN UNLESS OTHERWISE DIRECTED.

                REPORT TO THE SHAREHOLDERS ON EXECUTIVE COMPENSATION

         The Compensation Committee of the Board of Directors (the "Committee") exercises general responsibility regarding the overall employee and executive officer compensation.

         During 2001, the Committee was composed of three members of the Board of Directors of the Corporation, being Messrs. Louis W. MacEachern (Chairman), James B.C. Doak and Nurzhan S. Subkhanberdin, who are all independent directors and are not eligible to participate in any of the Corporation's executive compensation programs other than the Corporation's Stock Option Plan.

         The Committee meets with the President and Chief Executive Officer to review salaries, other than his own, for executive officers of the Corporation and its subsidiaries, as well as any bonuses, if declared. Direct approval of salaries and bonuses is required by the Board of Directors.

         The Corporation's executive and employee compensation policy continues to evolve as the Corporation adjusts to compete within the industry to attract and retain individuals of high calibre to serve as officers. The Committee continues to review methods to motivate executive performance in order to achieve the strategic objectives of the Corporation and to parallel the interests of executive officers with the interests of the Shareholders. The primary compensation policy is to pay for performance and accordingly, the performance of the Corporation and that of the President and Chief Executive Officer as an individual are both examined by the Committee. In assessing performance, many facets are examined by the Committee.

         The principal components in the overall compensation currently consist of a base salary and participation in the Stock Option Plan and may or may not include the payment of a bonus based on performance of the individual. In addition, Calgary based officers participate in the Canadian Matching Savings Plan and UK based officers participate in the UK Pension Contribution (see "Other Benefit Plans").

                  Presented by the Compensation Committee

                  Louis W. MacEachern (Chairman)
                  James B.C. Doak
                  Nurzhan S. Subkhanberdin

         During the past fiscal year, the Board accepted all of the recommendations of the Compensation Committee.

PERFORMANCE GRAPH

     The following graph compares the yearly change in the cumulative total shareholder return over the last five years as at December 31 of a Cdn.$100 investment in the Corporation's Common Shares with the cumulative total return of the TSE 300 Composite Total Return Index and the TSE Oil & Gas Producers Total Return Index, Common Shares closed at $10.80 on the TSE. assuming the reinvestment of dividends, where applicable, for the comparable period. On December 31, 2001, the Common Shares closed at $10.80 on the TSE

                                    [GRAPHIC]

Index                             1996    1997      1998     1999     2000      2001
Hurricane                         100     179       28       53       123       239

TSE 300                           100     113       111      142      151       130

TSE Oil & Gas Producers           100     89        62       76       111       114


SUMMARY COMPENSATION TABLE

         The following table provides a summary of compensation earned during the fiscal years ended December 3l, 1999, December 31, 2000 and December 31, 2001, by the Chief Executive Officer and each of the Corporation's four most highly compensated executive officers whose salary and bonus in 2001 exceeded $100,000 (collectively the "named executive officers"). The following dollar information is expressed in Canadian currency, unless otherwise indicated.

                           SUMMARY COMPENSATION TABLE

                                                       Annual Compensation        Long-Term
                                                                                 Compensation
                                                                                    Awards
                                                                Other Annual    Securities Under     All Other
                                            Salary     Bonus      Compensation  Options Granted(9) Compensations
Name and Principal Position         Year    (Cdn $)   (Cdn $)    (Cdn $)         (#)                (Cdn $)

-------------------------------------------------------------------------------------------------------------------

Bernard F. Isautier(1) President,   2001    616,000(2) nil        nil               491,000          nil
Chief Executive Officer,            2000    616,000(2) nil         8,250(3)       2,800,000          nil
Chairman of the Board and
Director of the Corporation         1999    nil        nil        62,250(3)       1,000,000          nil
-------------------------------------------------------------------------------------------------------------------
Marlo Thomas                        2001    412,504    65,625     255,796(5)         46,900          nil
President of OJSC Hurricane         2000    328,125    30,965     nil             nil                nil
Kumkol Munai and of OJSC
Shymkentnefteorgsyntez(4)           1999    279,000    21,000     nil               115,000          nil
-------------------------------------------------------------------------------------------------------------------
Michael Azancot                     2001    354,688    nil        20,430(5)          26,000          67,500(6)
Senior Vice-President               2000     84,375    nil        15,188            100,000         292,248(7)
Exploration and Production
-------------------------------------------------------------------------------------------------------------------

Christian B. Cleret(8)              2001    340,500    nil        13,620(5)          26,000          40,860(6)
Senior Vice-President, Refining     2000     84,375    nil        13,500(5)         100,000          37,385(6)
Marketing and Trading
-------------------------------------------------------------------------------------------------------------------

Anthony R. Peart(8)                 2001    319,650    nil        13,620             76,000          38,356(6)
Senior Vice-President,              2000     23,554    nil        nil                50,000          nil
General Counsel and Corporate
Secretary
-------------------------------------------------------------------------------------------------------------------


Notes:

(1) Mr. Isautier was appointed an officer of the Corporation on September 28, 1999. Prior thereto he was, and remains, a director of the Corporation.

(2) The Board of Directors approved annual compensation to Mr. Bernard Isautier of US$400,000 effective April 1, 2000 and US$500,000 effective January 1, 2002. Mr. Isautier has not yet drawn any of such salary. See "Employment Contracts and Termination of Employment".

(3) These amounts represent directors' fees paid to Mr. Isautier as a director of the Corporation.

(4) OJSC Hurricane Kumkol Munai and OJSC Shymkentnefteorgsyntez are subsidiaries of the Corporation incorporated in Kazakhstan.

(5) These amounts relate to car allowances and payments for other items, including, in the case of Mr. Thomas, reimbursement for the payment of taxes.

(6) These amounts relate to contributions by the Corporation to benefit plans on behalf of the named executive officer.

(7) These amounts were paid by the Corporation to Mr. Azancot under consulting contracts.

(8) Mr. Cleret became an officer of t he Corporation in September, 2000. Mr. Peart became an officer of the Corporation in December, 2000.

(9) Represents the number of options granted to an executive officer during each fiscal year.

INCENTIVE PLANS

         The following sets forth individual grants of stock options made to the named executive officers during the fiscal year ended December 31, 2001. The following dollar information is expressed in Canadian currency.

          OPTION GRANTS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2001


                         SECURITIES    % OF TOTAL                         MARKET VALUE OF
                         UNDER         OPTIONS          EXERCISE OR BASE  SECURITIES UNDERLYING
                         OPTIONS       GRANTED IN       PRICE             OPTION ON THE DATE OF
NAME                     GRANTED (#)   FINANCIAL YEAR   (CDN $/SHARE)     GRANT (CDN $/SHARE)     EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------

Bernard F. Isautier      171,000       10.6             9.00              9.00                    August 22, 2005
                         320,000       19.8             9.64              9.64                    December 17, 2006
-------------------------------------------------------------------------------------------------------------------
Marlo Thomas             6,900         0.42             9.00              9.00                    August 22, 2005
                         40,000        2.48             9.02              9.02                    October 16, 2006
-------------------------------------------------------------------------------------------------------------------
Michael Azancot          6,000         0.37             9.00              9.00                    August 22, 2005
                         20,000        1.24             9.02              9.02                    October 16, 2006
-------------------------------------------------------------------------------------------------------------------
Christian B. Cleret      6,000         0.37             9.00              9.00                    August 22, 2005
                         20,000        1.24             9.02              9.02                    October 16, 2006
-------------------------------------------------------------------------------------------------------------------
Anthony R. Peart         50,000        3.1              10.45             10.45                   May 14, 2006
                         6,000         0.37             9.00              9.00                    August 22, 2005
                         20,000        1.24             9.02              9.02                    October 16, 2006
-------------------------------------------------------------------------------------------------------------------

         The following table sets forth each exercise of options during the fiscal year ended December 31, 2001 by the named executive officers and details of options held by them at year end. The following dollar information is expressed in Canadian currency.

    AGGREGATE OPTION EXERCISES DURING THE FISCAL YEAR ENDED DECEMBER 31, 2001
                           AND YEAR-END OPTION VALUES

                                                                                             VALUE OF UNEXERCISED
                                                                                             IN-THE-MONEY
                          SECURITIES        AGGREGATE          UNEXERCISED OPTIONS AT        OPTIONS AT
                          ACQUIRED ON       VALUE              DECEMBER 31, 2001 (#),        DECEMBER 31, 2001(2)
NAME                      EXERCISE (#)      REALIZED (1) ($)   EXERCISABLE/UNEXERCISABLE     (CDN $)
-----------------------------------------------------------------------------------------------------------------

Bernard F. Isautier       25,000            205,750            725,000/ 2,591,000            7,238,000
-----------------------------------------------------------------------------------------------------------------
Marlo Thomas              nil               nil                67,500/ 94,400                1,288,020
-----------------------------------------------------------------------------------------------------------------
Michael Azancot           nil               nil                50,000/ 76,000                1,086,020
-----------------------------------------------------------------------------------------------------------------
Christian B. Cleret       nil               nil                25,000/ 101,000               571,020
-----------------------------------------------------------------------------------------------------------------
Anthony R. Peart          nil               nil                12,500/ 113,500               576,020
-----------------------------------------------------------------------------------------------------------------

Note:

     (1) On September 13, 2001, Mr. Isautier exercised options to acquire 25,000 Common Shares. The closing price of the Common Shares on The Toronto Stock Exchange on September 13, 2001 was $10.15 per share.

     (2) Based on the December 31, 2001 closing price of the Common Shares on The Toronto Stock Exchange of $10.80 per share.

OTHER BENEFIT PLANS

         The Corporation does not have a pension plan but does have a Matching Savings Plan (the "Canadian Matching Savings Plan") for employees of the Corporation that are based in the Corporation's Calgary, Alberta office. The Canadian Matching Savings Plan allows an employee to contribute up to 10% of his or her base salary which is then matched by Hurricane. The Canadian Matching Savings Plan is comprised of a group Registered Retirement Savings Plan and a group Non-Registered Savings Plan both of which are administered by an independent trustee. Employees may select a variety of mutual funds, interest bearing certificates and Common Shares of the Corporation as investments. Contributions are transmitted to the trustee on a monthly basis.

         The Corporation pays to its UK based employees and officers, in addition to their salary, a cash amount equal to 10% of their salary, in the case of employees, and 12% to 16% of their salary, in the case of officers, as a pension contribution (the "UK Pension Contribution"). This amount is paid directly to the UK based employees on a monthly basis.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

         The Board of Directors approved annual compensation to Mr. Bernard Isautier of US$400,000 effective April 1, 2000 and US$500,000 effective January 1, 2002. The Board of Directors also approved a severance provision of the payment of an amount equal to three years salary and benefits to Mr. Isautier in the event of termination by the Board of Directors of his employment (without cause) with Hurricane or of his resignation upon a change of control of Hurricane. Mr. Isautier has not yet drawn any of such salary.

         Mr. Marlo Thomas has entered into an employment contract with the Corporation providing for a monthly salary and a completion bonus equal to 15% of the total amount of the salary of Mr. Thomas under the contract.

         The Corporation and each of Messrs. Michael Azancot, Christian Cleret, Anthony Peart and Marlo Thomas have entered into agreements which provide for payments to each of these individuals in the event that: (a) their employment with Hurricane is terminated without just cause within six months after the occurrence of a change of control of Hurricane, or (b) such executive officer, after a change of control of Hurricane, does not continue to be employed by Hurricane at a level of responsibility or of compensation at least commensurate with such executive officer's level of responsibility and compensation immediately prior to the change of control and such executive officer elects, within six months after the occurrence of the change of control, to treat his employment as being terminated as a result thereof, or (c) such executive officer is required by Hurricane to relocate his base of operations to a city other than in the United Kingdom (in the case of Messrs. Azancot, Cleret and Peart) or other than Almaty, Kazakhstan (in the case of Mr. Thomas), except for required travel, and such executive officer elects, within six months after the occurrence of a change of control of Hurricane, to treat his employment as being terminated as a result thereof, or (d) such executive officer elects in writing within six months after the occurrence of a change of control of Hurricane, to treat his employment as being terminated, such termination to take effect at the end of the six month period following such change of control. The amount to be paid to the executive officer upon such occurrence will be equal to 12 times each of (i) such executive officer's monthly salary at the time of the termination of employment, (ii) Hurricane's monthly contributions paid on behalf of the executive officer to any group benefits plan of Hurricane, and (iii) in the cas e of Mr. Thomas, an amount equal to the most recent annual bonus paid by the Corporation to Mr. Thomas prior to the date of the termination of his employment, conditional upon such bonus having been paid within the period of 12 months prior to such termination date. The agreements also provide that upon termination of employment, all unexercised and unvested stock options then held by the executive officer shall forthwith vest and become exercisable for a period of 60 days after termination, after which period such options will terminate.

         For the purposes of the above agreements, a "change of control" of Hurricane is defined to mean: (i) the sale, lease or transfer of all or substantially all of Hurricane's assets; (ii) any change in the registered holdings or beneficial ownership of Common Shares of Hurricane which result in any person or group of persons, acting jointly or in concert, or any affiliate of such persons or group of persons, owning, holding or controlling, directly or indirectly, more than 30% of the outstanding Common Shares; (iii) the "incumbent directors" of Hurricane no longer constituting a majority of the Board of Directors; or (iv) any determination by a majority of non-management "incumbent directors" that a change of control has or is about to occur. The "incumbent directors" are defined as, at any time, the directors of Hurricane at the time of the execution of the agreements with the executive officers who continue to be directors at that time plus any other director at that time whose election to the Board of Directors was approved by a majority of the incumbent directors at the time of such election.

COMPENSATION OF DIRECTORS

         Prior to September 15, 2000, Hurricane compensated outside directors at a rate of Cdn.$9,000 per year and Cdn.$750 per meeting for participation in meetings, including committee meetings, of the Board of Directors. Effective September 15, 2000, these amounts were revised such that (i) outside directors are paid an annual director's fee of US$11,000 per year, (ii) chairmen of committees of the Board of Directors are paid an annual fee of US$3,500, (iii) outside directors are paid an additional fee of US$1,000 for each meeting of the Board of Directors or of a committee of the Board of Directors attended in person and US$750 for each meeting of the Board of Directors or of a committee of the Board of Directors attended by telephone, and (iv) for each occasion on which an outside director is required to attend a meeting of the Board of Directors or of a committee of the Board of Directors outside of his home country, a fee of US$1,000 for each two days of travel time per trip. During the fiscal year ended December 3l, 2001, the total amounts paid or payable to Hurricane's six outside directors for such directors' fees was Cdn.$397,188.

         Effective November 1, 1998, Robert P. Kaplan, a director of the Corporation, entered into a consulting services contract with Hurricane for annual compensation of Cdn.$120,000 per year, which expired on October 31, 2001. During Hurricane's fiscal year ended December 31, 2001, Mr. Kaplan received Cdn.$100,000, as a result of such consulting services contract. These annual compensation fees were in addition to the regular directors' fees referred to in the paragraph above.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

         At no time during the year ended December 31, 2001 was there any indebtedness of any director or officer, or any associate of any such director or officer, to (a) the Corporation or (b) any other entity which is or, at any time since the beginning of the most recently completed fiscal year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation, and which was not repaid prior to the date of this Circular.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

         There are no material interests, direct or indirect, of directors or officers of the Corporation or any Shareholder that beneficially owns more than ten percent of the Common Shares of the Corporation (each, an "insider") or any known associate or affiliate of the same in any transaction known to the Corporation since the commencement of the Corporation's last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation other than disclosed herein and set out below as follows:

         (a) On February 23, 2001, the Corporation redeemed a total of 4,943,020 outstanding Series 5 Warrants of the Corporation at a price of $2.90 per warrant. The Series 5 Warrants were each exercisable into one Common Share at an exercise price of $6.25 per share. The following insiders of the Corporation held Series 5 Warrants that were so redeemed by the Corporation:

                                                 NUMBER OF SERIES 5
                     NAME                        WARRANTS REDEEMED
                     -----                       ------------------
Bernard F. Isautier, London, England             9,000

Central Asian Industrial Holdings N.V.,
  Curacao, The Netherlands Antilles              2,034,547

         (b) On August 3, 2001, the Corporation issued US$200 million principal amount of 12% senior notes (the "Senior Notes") due August 4, 2006, by way of a special dividend declared on June 15, 2001 on each Common Share of the US dollar equivalent of Cdn$4.00. The record date for determining shareholders of the Corporation entitled to receive the special dividend was August 2, 2001. The

              Senior Notes were issued only in denominations of US$10,000 and integral multiples of US$10,000. Accordingly, the Corporation withheld distribution of Senior Notes to shareholders who would have otherwise received a fraction of a Senior Note and instead paid cash (the "Cash Portion") to these shareholders in lieu of a fractional Senior Note. The following insiders of the Corporation were shareholders of the Corporation of record as of August 2, 2001 and received a distribution of the special dividend in the form of Senior Notes and/or a Cash Portion as indicated below. The following information relating to the insiders of the Corporation is based on information received by the Corporation from the insiders.

                                             PRINCIPAL AMOUNT
                 NAME                        OF SENIOR NOTES         CASH PORTION
                 ----                        ----------------        ------------

Bernard F. Isautier, London, England         US$8,050,000            US$5,064

Hon. Robert P. Kaplan, Toronto, Ontario      US$330,000              US$8,377

Louis W. MacEachern, Calgary, Alberta        US$660,000              US$18,000

Anthony Peart, London, England               Nil                     US$7,742

Ihor Wasylkiw, Calgary, Alberta              US$40,000               US$1,056

Central Asian Industrial Holdings N.V.,
  Curacao, The Netherlands Antilles          US$54,899,906           US$15,303



                     OTHER MATTERS COMING BEFORE THE MEETING

         Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         In February, 1995, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSE Report") which included proposed guidelines for effective corporate governance. These guidelines, which are not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The TSE has, in accordance with the recommendation contained in the TSE Report, imposed a disclosure requirement on every TSE listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance with reference to the guidelines set out in the TSE Report. Hurricane and its Board of Directors are committed to ensuring that Hurricane and its directors not only comply at all times with their legal duties to the Corporation's shareholders (and, where applicable, other stakeholders) but also that the Corporation establish and maintain corporate governance policies and procedures that (i) satisfy the expectations of its shareholders and the investing public, and (ii) are responsive to the unique challenges facing Hurricane and the environment in which it carries on business. In this context, corporate governance is generally considered to mean the process and structure used to (i) direct and manage the business and affairs of the Corporation, and (ii) define the division of power and achieve accountability among shareholders, the Board of Directors and management of the Corporation. The Board of Directors and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation. Listed below are the 14 guidelines proposed by the TSE Report and a brief discussion of the Corporation's compliance with each guideline.

1. THE BOARD OF DIRECTORS SHOULD EXPLICITLY ASSUME RESPONSIBILITY FOR THE STEWARDSHIP OF THE CORPORATION, AND SPECIFICALLY FOR: (a) ADOPTION OF A STRATEGIC PLANNING PROCESS, (b) IDENTIFICATION OF PRINCIPAL RISKS AND ENSURING THE IMPLEMENTATION OF APPROPRIATE SYSTEMS TO MANAGE THESE RISKS, (c) SUCCESSION PLANNING,

         INCLUDING APPOINTING, TRAINING AND MONITORING SENIOR MANAGEMENT, (d) COMMUNICATIONS POLICY FOR THE CORPORATION, AND (e) INTEGRITY OF THE CORPORATION'S INTERNAL CONTROL AND MANAGEMENT INFORMATION SYSTEMS.

         The Board of Directors has implicitly and explicitly acknowledged its responsibility for the stewardship of the Corporation:

         (a) As part of the Board of Directors' responsibility for the strategic planning process of the Corporation, the Board of Directors establishes the goals of the business of the Corporation with the input of management and strategies and policies within which the Corporation is managed. Management is required to seek approval of the Board of Directors for material deviations, financial or otherwise, from the approved business goals, strategies and policies.

         (b) The Board of Directors identifies the principal risks to the Corporation's business and oversees the implementation of systems to manage those risks.

         (c) The Corporation has not as yet developed a formal succession plan, however, the Board of Directors takes responsibility for the appointment, appraisal and monitoring of the Corporation's senior management. The Corporation's policy is to attract management personnel whose prior experience results in them having been well trained for their responsibilities with the Corporation. The Board of Directors encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management's commitment to the training and development of all permanent employees.

         (d) The Board of Directors oversees the policy of communications by the Corporation with its shareholders and, in conjunction with management, continues to review the methods by which the Corporation communicates with its shareholders, regulatory bodies, governments, media and the public.

         (e) The Board of Directors, directly, through the Audit Committee and through the external auditors, assesses the integrity of the Corporation's internal control and management information systems.

2.       MAJORITY OF DIRECTORS SHOULD BE "UNRELATED" (FREE FROM CONFLICTING
         INTEREST).

         The TSE Report provides that the term "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. The Board of Directors consists of seven members, six of whom are unrelated directors and one of whom is a related director.

3. DISCLOSE FOR EACH DIRECTOR WHETHER HE OR SHE IS RELATED, AND HOW THAT CONCLUSION WAS REACHED.

         The current Board of Directors is comprised of seven members. As an officer of the Corporation, Bernard F. Isautier is a related director. The remaining directors, Louis W. MacEachern, Hon. Robert P. Kaplan, James B.C. Doak, Askar Alshinbaev, Nurzhan S. Subkhanberdin and Jacques Lefevre are unrelated directors.

4. APPOINTMENT OF A COMMITTEE RESPONSIBLE FOR APPOINTMENT/ASSESSMENT OF DIRECTORS AND THAT IS COMPRISED EXCLUSIVELY OF OUTSIDE (I.E., NON-MANAGEMENT) DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED DIRECTORS.

         The Corporate Governance Committee of the Board of Directors, which is comprised entirely of outside and unrelated directors, has been given the responsibility of assessing the effectiveness of the Board of Directors and its individual members as well as the committees of the Board of Directors. In addition, the Corporate Governance Committee has responsibility for identifying prospective nominees for the Board of

         Directors and recommending them to the Board of Directors as well as for establishing criteria for Board of Directors membership and retirement therefrom.

5. IMPLEMENT A PROCESS FOR ASSESSING THE EFFECTIVENESS OF THE BOARD AS A WHOLE AND ITS COMMITTEES AND INDIVIDUAL DIRECTORS.

         The Corporate Governance Committee of the Board of Directors assesses, at least annually, the effectiveness of the Board of Directors and its individual members as well as the committees of the Board of Directors.

6.       PROVIDE ORIENTATION AND EDUCATION PROGRAMS FOR NEW DIRECTORS.

         As new directors assume office, the Corporation provides a full orientation for them.

7. CONSIDER THE SIZE OF THE BOARD OF DIRECTORS AND THE IMPACT OF THE NUMBER ON THE BOARD'S EFFECTIVENESS.

         The Board of Directors consists of seven directors. The Board of Directors has concluded that the proposed composition and number of directors is appropriate for the size and complexity of the Corporation.

 8. THE BOARD SHOULD REVIEW THE ADEQUACY AND FORM OF THE COMPENSATION OF DIRECTORS TO ENSURE COMPENSATION REALISTICALLY REFLECTS
         RESPONSIBILITIES AND RISKS INVOLVED.

         The Compensation Committee, which is comprised entirely of outside and unrelated directors, regularly reviews the adequacy and form of compensation of directors of the Corporation with a view to ensuring that compensation realistically reflects the responsibilities and risks involved.

 9. COMMITTEES OF THE BOARD SHOULD GENERALLY BE COMPOSED OF OUTSIDE DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED, ALTHOUGH SOME COMMITTEES, SUCH AS THE EXECUTIVE COMMITTEE, MAY INCLUDE ONE OR MORE INSIDE DIRECTORS.

         The Board of Directors has established three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee. All committees are comprised of outside directors, a majority of whom are unrelated directors.

10. THE BOARD SHOULD EXPRESSLY ASSUME RESPONSIBILITY FOR, OR ASSIGN TO A COMMITTEE OF DIRECTORS, THE GENERAL RESPONSIBILITY FOR DEVELOPING THE CORPORATION'S APPROACH TO GOVERNANCE ISSUES.

         The Corporate Governance Committee has the responsibility of developing the Corporation's approach to governance issues, and administering the Board of Directors' relationship with management. This includes responsibility for: (i) assessing, at least annually, the effectiveness of the Board of Directors as a whole and the committees of the Board of Directors, (ii) reviewing annually the mandates of the Board of Directors and its committees and making recommendations for change,
         (iii) recommending procedures to permit the Board of Directors to function independently from management, (iv) reviewing and, if appropriate, approving requests from directors for the engagement of outside advisors, (v) preparing and maintaining corporate governance policies for the Corporation, and (vi) identifying prospective nominees for the Board of Directors and recommending them to the Board of Directors and establishing criteria for the Board of Directors membership and retirement therefrom.

11. THE BOARD SHOULD DEFINE LIMITS TO MANAGEMENT'S RESPONSIBILITIES BY DEVELOPING (a) MANDATES FOR THE BOARD AND THE CHIEF EXECUTIVE OFFICER OF THE CORPORATION AND (b) THE CORPORATE OBJECTIVES FOR WHICH THE CHIEF EXECUTIVE OFFICER IS RESPONSIBLE.

         The Board of Directors is responsible for the overall stewardship of the Corporation and in furtherance thereof supervises the officers of the Corporation in their management of the business and affairs of the

         Corporation and manages the Corporation's strategic planning process. The Board of Directors has developed mandates and corporate objectives for which the Chief Executive Officer is responsible. The Board of Directors requires the Chief Executive Officer and other management of the Corporation to keep the Board of Directors informed in a timely and candid manner of the progress towards the achievement of the established goals and of any material deviation from such goals and from the Corporation's strategies and polices as approved by the Board of Directors.

12. ESTABLISH PROCEDURES TO ENABLE THE BOARD TO FUNCTION INDEPENDENTLY OF MANAGEMENT.

         The ability of the Board of Directors to function independently of management is an objective fully endorsed by the Corporation and its management. For the purposes of carrying out the Corporation's business in Kazakhstan, however, it is considered that the Chief Executive Officer functions more efficiently if he also holds the office of Chairman of the Board.

13. ESTABLISH AN AUDIT COMMITTEE WITH A SPECIFICALLY DEFINED MANDATE AND DIRECT COMMUNICATION CHANNELS WITH INTERNAL AND EXTERNAL AUDITORS, WITH ALL MEMBERS BEING OUTSIDE DIRECTORS. THE AUDIT COMMITTEE'S DUTIES SHOULD INCLUDE OVERSIGHT RESPONSIBILITY FOR MANAGEMENT REPORTING ON INTERNAL CONTROL AND SHOULD ENSURE THAT MANAGEMENT HAS DESIGNED AND IMPLEMENTED AN EFFECTIVE SYSTEM OF INTERNAL CONTROL.

         The Board of Directors has an Audit Committee, all the members of which are outside directors. The roles and responsibilities of the Audit Committee include responsibility for reviewing and making recommendations to the Board of Directors on (i) financial statements and the related reports of management and external auditors, (ii) accounting and financial reporting procedures and methods, (iii) internal audit procedures and reports, and (iv) matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters. The Audit Committee has direct communication channels with the external auditors. The Corporation has developed formal internal audit procedures.

14. IMPLEMENT A SYSTEM TO ENABLE AN INDIVIDUAL DIRECTOR TO ENGAGE OUTSIDE ADVISORS AT THE CORPORATION'S EXPENSE. THE ENGAGEMENT OF THE OUTSIDE ADVISOR SHOULD BE SUBJECT TO THE APPROVAL OF AN APPROPRIATE COMMITTEE OF THE BOARD.

         The Corporation allows any member of the Board of Directors to engage an outside advisor at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

                               DIRECTORS APPROVAL

         The contents and the sending of this Circular have been approved by the directors of the Corporation.

                        AVAILABILITY OF CERTAIN DOCUMENTS

         The Corporation shall provide to any person, without charge, following a written or oral request to Mr. Ihor Wasylkiw, Vice-President, Investor Relations of Hurricane at Suite 1460 Sun Life Plaza, North Tower, 140 - 4th Avenue S.W., Calgary, Alberta, T2P 3N3 (telephone: 403-221-8435) or to Mr. Anthony Peart, Senior Vice-President, General Counsel and Corporate Secretary of Hurricane at Royal Albert House, 31 Sheet Street, Windsor, Berkshire, SL4 1 BE United Kingdom (telephone: 441753 410020) a copy of this Circular, the Corporation's Annual Report, any interim financial statements since December 31, 2001, and any other documents incorporated therein by reference.

         Under National Policy 41, adopted by the Canadian Securities Administrators, a person or company who wishes to receive interim financial statements from the Corporation must deliver written request for such material to the Corporation, together with a signed statement that the person or company is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged

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

to send the enclosed return card, together with the completed form of proxy, in the addressed envelope provided to the Corporation. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements.

                                   CERTIFICATE

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.


 (signed) Bernard F. Isautier             (signed) Anthony R. Peart
President, Chief Executive Officer           Senior Vice-President,
   and Chairman of the Board             General Counsel and Corporate
                                                   Secretary


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